Exhibit 99.1

Generac and Wallbox Announce Strategic Investment

and Commercial Agreement

The industry leaders will bring energy solutions to the global market,

including a bidirectional DC EV charger for the home

WAUKESHA, Wis. and BARCELONA, Spain, December 4, 2023—Generac Power Systems, Inc. (NYSE: GNRC), a leading global designer and manufacturer of energy technology solutions and other power products, today announced it has made a minority investment in Wallbox (NYSE: WBX), a global leader in smart electric vehicle (EV) charging and energy management solutions. The minority investment includes adding a Generac seat on Wallbox’s board of directors and a global commercial agreement to provide Generac’s residential and commercial customers with the next generation of energy management systems.

Through the execution of the commercial relationship, Generac will offer its customers Wallbox’s full suite of EV charging solutions, including L2 AC chargers and its bidirectional charger, Quasar 2. Generac’s 60+ years of experience distributing energy resilience devices and its extensive network of over 8,700 dealers will be a strategic addition to Wallbox’s distribution network in the U.S. Generac’s distribution of Wallbox’s technology, including its DC fast charger, Supernova, and installation services through COIL, will accelerate the development of energy ecosystems for businesses with public access such as supermarkets, shopping centers, and restaurants by providing access to reliable DC fast chargers that can add up to 100 miles to an EV in ten minutes.**

As consumers and businesses continue to electrify legacy systems and EV adoption accelerates, power consumption is projected to more than double by 2050*. Additionally, the share of renewables in the power mix is projected to more than double in the next 20 years. With that, the need for sophisticated technology that can manage energy generation, storage, and distribution between the current grid and next generation EVs is critical in order to accelerate the adoption of renewable energy.

“This commercial relationship supports our Powering A Smarter World enterprise strategy and the continued build out of our residential, commercial and industrial energy ecosystems,” said Aaron Jagdfeld, president and CEO of Generac. “Our first joint effort will accelerate Generac’s entrance into EV charging with leading technology including a dual branded home bidirectional EV charger. We plan to continue to integrate across Wallbox and Generac technologies and leverage our collective brand strength to extend a broader line of residential and business solutions.”

“We believe the commercial relationship between Wallbox and Generac supports our joint vision of accelerating the energy transition through innovative and accessible energy solutions,” said Enric Asunción, co-founder and CEO of Wallbox. “Adding Generac, the market leader in U.S. residential standby power, to our growing distribution network will provide a level of accessibility that does not exist in the marketplace today. We’re excited to welcome them as a collaborator and investor, and look forward to delivering increased value to customers and shareholders.”

About Generac

Generac Power Systems, Inc. (NYSE: GNRC) is a leading energy technology company that provides advanced power grid software solutions, backup and prime power systems for home and industrial applications, solar + battery storage solutions, virtual power plant platforms and engine- and battery-powered tools and equipment. Founded in 1959, Generac introduced the first affordable backup generator and later created the category of automatic home standby generator. The company is committed to sustainable, cleaner energy products poised to revolutionize the 21st century electrical grid.

About Wallbox Chargers

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and the Americas.

For more information visit www.wallbox.com.

*	Source: McKinsey & Company - Global Energy Perspective 2023.
**	Calculations are approximations based on the average consumption of 29 kWh per 100 miles. Actual consumption depends on the vehicle, battery size and driving conditions.

Generac Media Contact:

Stephanie Rodgers

Stephanie.Rodgers@Generac.com

Phone: +1 262-544-4811 Ext. 4456

Wallbox Media Contact:

Elyce Behrsin

Global Head of PR

press@wallbox.com

Generac Investor Contact:

Mike Harris

InvestorRelations@generac.com

+1 262-506-6064

Wallbox Investor Contact:

Matt Tractenberg

VP, Investor Relations

Matt.Tractenberg@wallbox.com

+1 404-574-1504

Forward-looking Information

Certain statements contained in this news release, as well as other information provided from time to time by Generac Holdings Inc. or its employees, and Wallbox N.V., or its employees, may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements give Generac’s and Wallbox’s current expectations and projections relating to the Companies financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “forecast,” “project,” “plan,” “intend,” “believe,” “confident,” “may,” “should,” “can have,” “likely,” “future,” “optimistic” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

Any such forward-looking statements are not guarantees of performance or results, and involve risks, uncertainties (some of which are beyond the Companies control) and assumptions. Although Generac and Wallbox believes any forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect Generac’s and Wallbox’s actual financial results and cause them to differ materially from those anticipated in any forward-looking statements, including:

•	frequency and duration of power outages impacting demand for our products;

•	fluctuations in cost and quality of raw materials required to manufacture our products;

•

availability of both labor and key components from our manufacturing operations and global supply chain, including single-sourced components and contract manufacturers, needed in producing our products;

•	the possibility that the expected synergies, efficiencies and cost savings of our acquisitions will not be realized, or will not be realized within the expected time period;

•	the risk that our acquisitions will not be integrated successfully;

•	the impact on our results of possible fluctuations in interest rates, foreign currency exchange rates, commodities, product mix, logistics costs and regulatory tariffs;

•	difficulties we may encounter as our business expands globally or into new markets;

•	our dependence on our distribution network;

•	our ability to remain competitive by investing in, developing or adapting to changing technologies and manufacturing techniques, as well as protecting our intellectual property rights;

•	loss of our key management and employees;

•	increase in product and other liability claims or recalls;

•	failures or security breaches of our networks, information technology systems, or connected products;

•	changes in laws and regulations regarding environmental, health and safety, product compliance, or international trade that affect our products, operations, or customer demand;

•	significant legal proceedings, claims, lawsuits or government investigations; and

•	changes in durable goods spending by consumers and businesses or other macroeconomic conditions, impacting demand for our products.

Should one or more of these risks or uncertainties materialize, Generac’s and Wallbox’s actual results may vary in material respects from those projected in any forward-looking statements. In the current environment, some of the above factors have materialized and may cause actual results to vary from these forward-looking statements. A detailed discussion of these and other factors that may affect future results is contained in Generac’s and Wallbox’s filings with the U.S. Securities and Exchange Commission (“SEC”), particularly in the Risk Factors section of the 2022 Annual Report on Form 10-K and in its periodic reports on Form 10-Q. Stockholders, potential investors and other readers should consider these factors carefully in evaluating the forward-looking statements.

Any forward-looking statement made by Generac and Wallbox in this press release speaks only as of the date on which it is made. Generac and Wallbox undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

###